SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 17, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein are the Registrant’s Interim Condensed Consolidated Financial Statements (unaudited) as at September 30, 2005.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

November 17, 2005

SCITEX CORPORATION LTD.

(An Israeli Corporation)

INTERIM REPORT

(UNAUDITED)

AT SEPTEMBER 30, 2005

SCITEX CORPORATION LTD.

(An Israeli Corporation)

INTERIM REPORT

(UNAUDITED)

AT SEPTEMBER 30, 2005

The amounts are stated in U.S. dollars ($) in thousands.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2005

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	79,985	85,892
Short-term investments	61,350	56,693
Restricted deposit	17,998	18,000
Trade receivables	38,521	32,792
Other receivables	8,328	7,369
Deferred income taxes	201	758
Inventories	40,284	36,726

T o t a l current assets	246,667	238,230

INVESTMENTS AND OTHER NON-CURRENT
ASSETS	4,542	9,987

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	9,999	9,147

GOODWILL	8,147	6,714
OTHER INTANGIBLE ASSETS, net of accumulated amortization	6,875	9,282

	276,230	273,360

/s/ A. Erel	)

Ami Erel	) Chairman of the Board of Directors

/s/ R. Cohen	)

Raanan Cohen	) Interim President & Chief Executive Officer

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2005
	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and loans including current maturities	32,170	34,312
Trade payables	17,364	21,877
Income taxes payable	16,774	16,437
Accrued and other liabilities	25,667	22,970
Current liabilities related to discontinued operation	1,235	2,193

T o t a l current liabilities	93,210	97,789

LONG-TERM LIABILITIES:
Loans, net of current maturities:
Banks	7,041	8,802
Other	2,622	2,540
Liability for employee rights upon retirement	4,003	4,178

T o t a l long-term liabilities	13,666	15,520

LONG-TERM LOANS FROM RELATED
PARTIES, CONVERTIBLE INTO SUBSIDIARY'S SHARES	1,650	1,551

T o t a l liabilities	108,526	114,860

MINORITY INTEREST	6,069	4,226

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.12 par value
(authorized - September 30, 2005 and December 31, 2004 -
48,000,000 shares; issued and outstanding -
September 30, 2005 and December 31, 2004 - 43,467,388 shares)	6,205	6,205
Capital surplus	279,007	278,812
Accumulated other comprehensive income (loss)	(1,012)	(327)
Deferred stock compensation	(575)	(517)
Accumulated deficit	(89,690)	(97,599)
Treasury shares, at cost (September 30, 2005 and December 31, 2004 -
5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders' equity	161,635	154,274

	276,230	273,360

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	U.S. dollars in thousands (except per share data)

REVENUES:
Products	67,036	57,166	23,196	19,562
Service and supplies	47,197	35,526	16,768	13,109

T o t a l revenues	114,233	92,692	39,964	32,671

COST OF REVENUES:
Cost of products	40,068	31,930	13,916	11,200
Cost of service and supplies	25,240	18,233	9,506	6,136

T o t a l cost of revenues	65,308	50,163	23,422	17,336

GROSS PROFIT	48,925	42,529	16,542	15,335

RESEARCH AND DEVELOPMENT EXPENSES - net	10,525	9,591	3,321	3,468
SELLING AND MARKETING EXPENSES	14,476	14,221	4,397	4,691
GENERAL AND ADMINISTRATIVE EXPENSES	13,274	12,746	4,227	3,929
AMORTIZATION OF INTANGIBLE ASSETS	3,449	4,579	1,157	1,522

OPERATING INCOME	7,201	1,392	3,440	1,725

FINANCIAL INCOME (EXPENSES) - net	2,070	326	429	(22)
OTHER INCOME (EXPENSES) - net	938	(71)	141	586

INCOME BEFORE TAXES ON INCOME	10,209	1,647	4,010	2,289

TAXES ON INCOME	(3,025)	(1,152)	(2,054)	(551)
GAIN FROM SALE / SHARE IN RESULTS OF
ASSOCIATED COMPANY	2,876	(767)	2,000	(145)

MINORITY INTERESTS IN RESULTS OF
A SUBSIDIARY	(2,151)	(1,168)	(580)	(494)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	7,909	(1,440)	3,376	1,099
NET INCOME FROM DISCONTINUED
OPERATION	-	51,592	-	-

NET INCOME FOR THE PERIOD	7,909	50,152	3,376	1,099

EARNINGS (LOSS) PER SHARE ("EPS") - BASIC:
Continuing operations	$0.21	$(0.04)	$0.09	$0.03
Discontinued operation	-	$1.26	-	-

	$0.21	$1.22	$0.09	$0.03

EARNINGS (LOSS) PER SHARE ("EPS") - DILUTED:
Continuing operations	$0.20	$(0.04)	$0.09	$0.03
Discontinued operation	-	$1.26	-	-

	$0.20	$1.22	$0.09	$0.03

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands) -
Basic	38,066	41,082	38,066	38,066

Diluted	38,134	41,082	38,134	38,066

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulate deficit	Deferred Stock Compensation	Treasury shares	Total
	U. S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2005 (audited)	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274
CHANGES DURING THE NINE MONTHS ENDED
SEPTEMBER 30, 2005 (unaudited):
Income for the period				7,909			7,909
Other comprehensive loss, in respect of
available-for-sale securities			(685)				(685)

Total comprehensive Income							7,224
Deferred stock compensation related to options
granted to employees		195			(195)		-
Amortization of deferred stock compensation					137		137

BALANCE AT SEPTEMBER 30, 2005 (unaudited)	6,205	279,007	(1,012)	(89,690)	(575)	(32,300)	161,635

BALANCE AT JANUARY 1, 2004 (audited)	6,205	368,104	(552)	(144,852)	-	(4,207)	224,698
CHANGES DURING THE NINE MONTHS ENDED
SEPTEMBER 30, 2004 (unaudited):
Income for the period				50,152			50,152
Other comprehensive income, in respect of
realization of currency translation adjustments			706				706

Total comprehensive income							50,858
Cash distribution		(89,837)					(89,837)
Amortization of deferred stock compensation		16					16
Treasury shares						(28,093)	(28,093)

BALANCE AT SEPTEMBER 30, 2004 (unaudited)	6,205	278,283	154	(94,700)		32,300	157,642

The accompanying notes are an integral part of these condensed financial statements.

(Continued – 1)

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30
	2005	2004
	(Unaudited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,909	50,152
Net income from discontinued operation	-	51,592

Net income (loss) from continuing operations	7,909	(1,440)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in a subsidiary	2,151	1,168
Gain from sale / Share in results of associated company, net	(2,876)	767
Depreciation and amortization	6,089	6,709
Settlement in respect of acquired Technology	-	(390)
Provision of doubtful accounts	(689)	476
Loss on disposal of fixed assets	112	7
Amortization of deferred stock compensation	172	16
Long-term prepaid expenses	229	-
Loss from sale of available-for-sale and bonds interests income	(81)	(187)
Accrued severance pay, net	71	(108)
Interest on long-term loans, net	191	198
Write-off and write-down of investments in
investee companies	-	392
Gain from waiver of loan	-	(586)
Deferred income taxes, net	514	(4)
Gain from other investment	(792)
Changes in operating asset and liability items:
Increase in trade and other receivable	(3,999)	(51)
Increase in inventories	(4,296)	(10,843)
Decrease in accounts payable and accruals	(1,618)	(1,041)

Net cash provided by (used in) continuing operations	3,087	(4,917)
Net cash used in discontinued operation	(958)	(4,149)

Net cash provided by (used in) operating activities	2,129	(9,066)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of investment in subsidiary classified as
discontinued operation	-	230,418
Acquisition of assets and operations consolidated
for the first time *	-	293
Acquisition of available-for-sale marketable securities	(13,233)	(82,301)
Proceeds from sale of marketable securities	7,972	40,139
Purchase of fixed assets	(2,866)	(778)
Proceeds from settlement in respect of unrealizable technology	-	1,000
Purchase of goodwill and intangible assets	(2,336)	(1,720)
Restricted deposits, net	5,002	(8,802)
Investment in subsidiary and other investments	(668)	(250)
Proceeds from disposal of associated company	1,000	-
Cash distribution received from other investment	1,006	-

Net cash provided by (used in) investing activities	(4,123)	177,999

Subtotal - forward	(1,994)	168,933

(Concluded – 2)

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30
	2005	2004
	(Unaudited)
	U.S. dollars in thousands

Subtotal - brought forward	(1,994)	168,933

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of Convertible long-term loans from related parties	-	805
Purchase of treasury shares	-	(28,093)
Repayment of long-term loans	(1,761)	(1,059)
Cash distribution	-	(89,837)
Decrease in short-term bank credit - net	(2,152)	(9,572)

Net cash used in financing activities	(3,913)	(127,756)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,907)	41,177
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,892	56,761

CASH AND CASH EQUIVALENTS AT END OF YEAR	79,985	97,938

* Acquisition of assets and operations consolidated
for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash
and cash equivalents)	-	573
Fixed assets - net	-	(140)
Investment in associated company	-	2,266
Intangible assets arising on acquisition	-	(2,987)
Long-term loans and other liabilities	-	581

Cash received	-	293

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2005
(UNAUDITED)

NOTE 1 – GENERAL

a.	The interim statements as of September 30, 2005 and for the nine and three months period then ended (hereafter – the interim statements) were drawn up in condensed form, in accordance with generally accepted accounting principles applicable to interim statements. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

In management’s opinion the interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the reported periods. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	On May 24, 2005, the Company and the Company’s two largest shareholders, Clal and Discount (the “Purchasers”) purchased all of the shares of a minority shareholder in Scitex Vision, constituting 1.89% of Scitex Vision’s issued share capital (1.35% on a fully diluted basis) in consideration for $1.6 million. Additional contingent consideration is to be paid if Scitex Vision undergoes an “exit event” within the next 2 years at a higher valuation as detailed in the agreement. In the framework of the agreement, the minority shareholder dismissed all suits and other legal proceedings it had initiated or had threatened to initiate against the Company, the Purchasers and other various parties. In addition, the minority shareholder, on one hand, and the Company, the Purchasers and other various parties on the other hand waived all other claims and disputes in connection with Scitex Vision they may have vis-à-vis the other party to the agreement.

c.	On July 1, 2005, IDX Systems Corporation (NASDAQ:IDXC) acquired the assets of RealTimeImage Ltd., (RTI) in which the Company holds approximately 14.9% of the issued share capital (RTI was recorded on the Company’s balance sheet at $1.2 million as of September 30, 2005, and accounted under the cost method). IDX purchased the assets of RTI at a purchase price of $15.5 million. The distribution of funds to the shareholders of RTI is subject to certain time and other limitations and processes, including under the above agreement.

d.	On June 29, 2005, the Company sold all of its holdings in Objet to several shareholders of Objet for $3 million in cash, payable in two installments. First installment of $1 million was paid on June 29, 2005 and the second installment was paid in October 2005. Additional contingent consideration will be paid to the company if Objet undergoes specified “exit events” prior to the end of 2007, as stipulated in the agreement. In the nine and three months ended on September 30, 2005, Scitex recorded a gain of approximately $2,981 thousand and $2 million respectively.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2005
(UNAUDITED)

e.	On November 1, 2005, the Company completed the sale of the business of Scitex Vision, a majority-owned subsidiary of Scitex, to Hewlett-Packard Company (“HP”). Under the terms of the agreement, HP paid approximately $230 million in cash to Scitex Vision (subject to certain adjustment under the agreement), of which $24 million will be retained in escrow for 24 months to cover possible indemnification claims. Out of the proceeds, approximately $27 million will be utilized to repay Scitex Vision’s retained liabilities, mainly to Israeli banks. In addition, Scitex Corporation has agreed to license its rights to the “Scitex” trade name to HP, and will, subject to shareholders approval, change its corporate name.

Scitex Vision is the largest operating segment in the Company. Following the completion of its sale, Scitex Vision’s assets, liabilities and results of operations will be classified as discontinued operations in the Company’s consolidated financial statements. Following this sale, it is probable that the Company will become a Passive Foreign Investment Company (PFIC). If we are characterized as a PFIC, U.S. holders may suffer adverse tax consequences.

NOTE 3 – INVENTORIES

Composed as follows:

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands

Components of systems and materials	9,502	12,880
Work in process	1,427	843
Consumables	9,075	4,937
Finished products	20,280	18,066

	40,284	36,726